Writer’s Direct Dial: (212) 225-2414 E-Mail: ngrabar@cgsh.com

October 4, 2012

VIA EDGAR & FEDEX

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:	Net Serviços de Comunicação S.A.
Schedule TO-T/13E-3 filed August 13, 2012 by Embratel Participações S.A. et al
Schedule TO-C filed July 23, 2012
Schedule TO-C filed July 16, 2012
Schedule TO-C filed July 6, 2012
Schedule TO-C filed June 28, 2012
Schedule TO-Cs (2) filed June 7, 2012
File No. 5-84654

Dear Ms. Chalk:

On behalf of our clients, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”), Embratel Participações S.A. (“Embrapar”) and GB Empreendimentos e Participações S.A. (“GB,” and together with Embratel and Embrapar, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 23, 2012. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment (“Amendment No. 1”) to their combined Schedule TO and Schedule 13E-3, initially filed on August 13, 2012 (as amended, the “Combined Schedule”), containing a revised draft Offer to Purchase (the “Draft Offer to Purchase”) as Exhibit (a)(1)(i). The Draft Offer to Purchase contains the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the Draft Offer to Purchase marked to show changes from the prior filing.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 2

Capitalized terms used but not defined herein have the meanings ascribed to them in the Draft Offer to Purchase. All page references in the following responses correspond to the page numbers in the marked version of the Draft Offer to Purchase.

Schedule TO-T/13E-3

1.	Check the box on the facing page of the Schedule TO-T indicating that you are relying on the “Tier II” cross-border exemptions, as indicated on page 15 of the offer to purchase. That box is omitted from your current filing.

The Filing Persons have addressed the Staff’s comment on the cover page of Amendment No. 1 to the Combined Schedule.

Draft Offer to Purchase – Exhibit (a)(1)(i)

Summary Term Sheet – General

2.	See page 13 of the offer document. Add a section discussing the reasons for the offer, including an explanation of the indirect change in control that triggered the mandatory offer requirement under Brazilian law. This section should also briefly note the first series of transactions between the parties last year.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 1 and 2 of the Draft Offer to Purchase.

3.	Include a section discussing the interests of insiders in this transaction, and describing the existing affiliation between the offerors and Net, along with a brief history of the transactions or series of transactions between them.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 2 of the Draft Offer to Purchase.

Expiration Date, page 2

4.	We note that there are different expiration dates and times for holders of preferred shares versus tendering holders of common. Because this is a draft document, this information has been omitted in the offer materials. In your response letter, describe the time difference between them. We may have further comment.

The Filing Persons intend to conduct the tender offer on identical terms for holders of Common Shares and Preferred Shares. However, the procedures for participating in the tender offer are not identical for direct holders of Common Shares and Preferred Shares, on the one hand, and holders of ADSs seeking to tender the Preferred Shares underlying their ADSs, on the other hand. As disclosed on page 3 of the Draft Offer to Purchase, the Share Expiration Time will be the same for holders of Common Shares and Preferred Shares, at 5:00 p.m., New York City time on the Expiration Date.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 3

The Filing Persons intend to facilitate the tender by ADS holders of the Preferred Shares underlying their ADSs through The Bank of New York Mellon, as receiving agent. In order for ADS holders to tender the Preferred Shares underlying their ADSs into the Auction on a timely basis, ADS holders need to deliver their ADSs to The Bank of New York Mellon prior to the ADS Expiration Time, which is 10:00 a.m., New York City time on the Expiration Date. Therefore, ADS holders must deliver their ADSs to The Bank of New York Mellon at least seven hours before the deadline for direct holders of Common Shares or Preferred Shares to tender their securities. The Bank of New York Mellon will follow the procedures it employed in the tender offer by Embratel and Embrapar for Net’s Preferred Shares that was launched in August 2010 and completed in January 2011. The Bank of New York Mellon has advised us that it will need the additional time between the ADS Expiration Time and the Share Expiration Time in order to, among other things, (i) examine and validate the delivered ADSs, (ii) issue and distribute an expiration report on delivered ADSs to JPMorgan Chase Bank, as ADS depositary, with a request to instruct its custodian to withdraw the Preferred Shares underlying those delivered ADSs from its custodial account and deliver the Preferred Shares underlying the delivered ADSs into the receiving agent’s account with its custodian, (iii) notify its custodian in Brazil to accept delivery of the Preferred Shares underlying the delivered ADSs, (iv) upon receipt of the Preferred Shares in its account with its custodian, coordinate the delivery of the Preferred Shares from its custodian to its Brokerage Firm and (v) ensure that its Brokerage Firm qualifies the Preferred Shares for tender in the Auction before the Share Expiration Time. As disclosed on pages 48 and 49 of the Draft Offer to Purchase, an ADS holder that wishes to participate directly in the tender offer rather than through The Bank of New York Mellon may do so by withdrawing the Preferred Shares it wishes to tender from Net’s ADS program and tendering them before the Share Expiration Time on the Expiration Date along with other direct holders of Common Shares or Preferred Shares.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 3 of the Draft Offer to Purchase.

Can the offer be extended and under what circumstances?, page 6

5.	Refer to the first sentence in this section. It states that the tender offer may only be extended “under the limited circumstances permitted under the applicable rules and regulations of the CV and the U.S. Securities and Exchange Commission (“SEC”).” SEC rules and regulations do not limit your ability to extend or otherwise amend the terms of the offer. Please revise or explain what you mean.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 8 of the Draft Offer to Purchase.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 4

Can I withdraw previously tendered Common Shares, Preferred Shares or ADSs?..., page 9

6.	It appears from disclosure later in the prospectus that withdrawing security holders will receive ADSs if they tendered ADSs (rather than the underlying security). If so, please clarify here.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 11 of the Draft Offer to Purchase.

How will consummation of the tender offer affect untendered Common Shares and Preferred Shares…?, page 10

7.	Here or in a new section in the Summery section, explain that there will be no second-step squeeze out transaction after the offer and that shareholders who do not tender will remain as shareholders of Net with a very limited market for their securities.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 12 of the Draft Offer to Purchase.

Will Net be delisted or deregistered in Brazil following completion of the tender offer?, page 10

8.	In this section, very briefly explain the difference between the existing Level 2 listing and the future general listing for the Net securities after the offer.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 12 of the Draft Offer to Purchase.

Special Factors – Background of the Offer, page 16

9.	Disclose the proposed offer price in the offer materials submitted to the CVM in June 2012 in connection with your then-contemplated public offer relating to the Brazilian Deregistration and describe the material differences between this contemplated transaction and the aborted offer. Explain why you decided not to pursue this transaction and how it would have been different from the current offer relating to the change in control of Net. If the decision not to pursues the “public offer” was related to the request by certain shareholders to convene a meeting to request a new valuation report (as suggested by the Statement of Material Fact filed as an exhibit to the Schedule TO-C filed on June 28, 2012), please discuss.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 18 and 19 of the Draft Offer to Purchase.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 5

10.	Explain why you decided not to obtain a second valuation report despite the fact that shareholders representing more than 10% of Net’s outstanding securities called for a shareholders meeting to vote on obtaining one.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 18 and 19 of the Draft Offer to Purchase.

Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer, page 17

11.	See our comment above about the difference between Net’s current Level 2 Listing and the listing on the general Sao Paulo exchange contemplated after this offer. Explain why Net seeks the Level 2 Delisting, which in turn triggered this offer.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 20 of the Draft Offer to Purchase.

Certain Effects of the Tender Offer – Effects in Brazil, page 18

12.	Provide more details about the “enhanced shareholder protections” Net security holders will lose as a result of the loss of the company’s Level 2 Listing.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 22 and 23 of the Draft Offer to Purchase.

Position of the Offerors Regarding Fairness of the Tender Offer, page 20

13.	Tell us how, in assessing the fairness of the offer, the offerors considered the unmet demand of shareholders representing 10% of the securities to obtain a second fairness report. As requested above, explain why you determined not to obtain a second report and if known, the reasons stated by the shareholder(s) in requesting one.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 18, 19 and 27 of the Draft Offer to Purchase.

Valuation Report of BTG Pactual, page 23

14.	Summarize in considerable detail the report prepared by BTG Pactual and filed as an exhibit to the Schedule TO-C filed on June 7, 2012. We may have additional comments after reviewing your expanded summary.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 28 through 37 of the Draft Offer to Purchase.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 6

15.	The projections and forecasts provided to PTG Pactual in assessing the fair value of the Net shares should be summarized in considerable detail in the offer materials. Note that the summary should include a meaningful discussion of the assumptions and limitations on the projections, which should be more specific than the disclosure that currently appears on page 26. For example, quantify where possible and include an explanation for why the figures shown were used.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 28 through 37 of the Draft Offer to Purchase.

Interests of Certain Persons in the Tender Offer..., page 27

16.	Information about the ultimate control of the offerors by America Movil and the Slim Family and their interest in this transaction should appear earlier in the offer materials. Please revise.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 4 of the Draft Offer to Purchase.

17.	See our last comment above. In your response letter, tell us why the control persons of the offerors, including but not limited to America Movil, members of the Slim Family and Telmex Internacional are not engaged in this going private transaction. We may have additional comments after reviewing your response.

In response to the Staff’s comment, the Filing Persons, while acknowledging that Telmex Internacional, the parent of Embrapar, and América Móvil, the parent of Telmex Internacional, are affiliates of the Filing Persons and that the Slim Family members, by virtue of their control of América Móvil, are collectively the persons ultimately in control of the Filing Persons, respectfully submit that, under the facts and circumstances of this transaction and the roles played by these parties, neither Telmex Internacional, América Móvil nor the Slim Family are either “bidders” for purposes of Regulation 14D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or affiliates of Net “engaged” in the tender offer within the meaning of Rule 13e-3 under the Exchange Act.

The Staff has long articulated the position, see Section II.D.2 of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”), that in determining whether or not a parent company or other persons who control the bidder in a tender offer are persons “on whose behalf” the offer is being made and, therefore, bidders themselves, one must look to the control person’s role in the transaction and the facts and circumstances of each transaction. Where the “named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” A substantially similar facts and circumstances analysis informs the inquiry as to whether a particular affiliate of an issuer is “engaged” in a going private transaction (see Section II.D.3 of the Outline).

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 7

The roles played by Telmex Internacional, América Móvil and the Slim Family, in the particular facts and circumstances of the tender offer and their relationships with the Filing Persons and Net, support our conclusion that they are not properly regarded either as “bidders” or as affiliates “engaged” in the going private transaction that the tender offer represents.

Embrapar is an “established entity with substantive operations and assets apart from those related to the offer.” Through its subsidiary, Embratel, and other subsidiaries, Embrapar is one of the largest telecommunications companies in Brazil and has been in operation since 1998 (when it was created as part of the privatization of the Brazilian national telephone company, Telebras). Through its direct and indirect subsidiaries, Embrapar provides (nationally and internationally) telecommunication services, including telephone, voice, data transmission, digital television and other services, including satellite broadcasting services. In addition to Embratel, Embrapar’s operating subsidiaries include Net, BrasilCenter Comunicações Ltda., Embratel Tvsat Telecomunicações Ltda, Star One S.A., Primesys Soluções Empresariais SA and Telmex do Brasil Ltda . While the majority of its shares are owned by Telmex Internacional, Embrapar’s shares are listed on the São Paulo Stock Exchange and the company is subject to regulation by the CVM and publicly files audited financial statements and other operating and financial information required by the CVM. In 2011, Embrapar reported assets of over R$22.00 billion (approximately U.S.$10.89 billion) and consolidated annual net revenues of approximately R$12.23 billion (approximately U.S.$6.05 billion). Embrapar directly and through its subsidiaries regularly engages in significant capital markets, financing and other transactions.

Even if one continues the inquiry beyond the established, substantive nature of Embrapar, there are no circumstances to compel the conclusion that the tender offer be regarded as a transaction by Embrapar’s controlling shareholders rather than a corporate transaction of Embrapar, Embratel and GB. The majority of the Board of Directors and senior management of each of Embrapar, Embratel and GB is not composed of employees or members of the Board of Directors of Telmex Internacional or América Móvil nor of members of the Slim Family. The transaction is being implemented by the executive officers of Embrapar, Embratel and GB, none of whom is a director or officer of Telmex Internacional or América Móvil or a member of the Slim Family. This is a mandatory tender offer, in accordance with Brazilian law and regulations, which did not require or receive formal shareholder approval. In the course of preparing this mandatory tender offer Embratel’s management did keep its controlling shareholder, América Móvil appraised of the status of the transaction.

As disclosed in the Offer to Purchase, none of Telmex Internacional, América Móvil or the Slim Family has any interest in the outcome of the tender offer other than indirectly as controlling shareholders of Embrapar. The Offerors have decided to finance the tender offer through their available cash resources, while Itaú BBA, the Brazilian intermediary agent, has agreed to provide a guarantee of settlement of the tender offer. The Offerors do not plan to obtain any financing for the tender offer from their controlling shareholder.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 8

We note that one of the relevant considerations identified in the Outline is whether adding a person as a named bidder means shareholders would receive material information that would not otherwise be disclosed. We respectfully submit that the addition of any of Telmex Internacional, América Móvil or the Slim Family as either “bidders” or affiliates “engaged” in the going private transaction would not add any material information required by Instruction C to Schedule TO and Schedule 13E-3 to that which has already been disclosed in the Combined Schedule and the Offer to Purchase.

Certain Information about Net – Financial Information, page 44

14.	Disclose that the financial information presented in accordance with IFRS is “as issued by the IASB.” See Instruction 8.A.5 to Form 20-F.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 56 of the Draft Offer to Purchase.

Certain Information about Embratel, Embrapar and GB, page 48

18.	Provide additional disclosure about the controlling shareholders of Embrapar. See the disclosure at the bottom of page 27.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 60 and 61 of the Draft Offer to Purchase.

*        *        *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

October 4, 2012, p. 9

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 1 to the Combined Schedule or these responses, please feel free to contact me at (212) 225-2414 or my partner, Neil Whoriskey, at (212) 225-2990.

Sincerely,

/s/ Nicolas Grabar

Nicolas Grabar

cc:	Neil Whoriskey, Esq., Cleary Gottlieb Steen & Hamilton LLP

Isaac Berensztejn, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL